Exhibit 3.1

AMENDMENTS TO THE

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

COMPASS DIGITAL ACQUISITION CORP.

(the “Company”)

RESOLVED, as a special resolution that:

Article 50.7 of the Company’s Amended and Restated Articles of Association be deleted in its entirety and replaced with the following new Article 50.7:

50.7 In the event that the Company does not consummate a Business Combination by July 19, 2024, or either (i) such earlier date as determined by the Directors or (ii) such later date as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, as a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Member’s rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Article 50.8(a) of the Company’s Amended and Restated Articles of Association be deleted in its entirety and replaced with the following new Article 50.8(a):

50.8(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by July 19, 2024, or such later time as the Members may approve in accordance with the Articles; or

RESOLVED, as a special resolution that, subject to and conditional upon the approval of the replacement of Article 50.7 of the Company’s Amended and Restated Articles of Association immediately prior to the consideration of this resolution:

Article 17.2 of the Company’s Amended and Restated Articles of Association be deleted in its entirety and replaced with the following new Article 17.2:

Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; or (b) automatically on the day of the consummation of a Business Combination.

Article 50.10 of the Company’s Amended and Restated Articles of Association be deleted in its entirety and replaced with the following new Article 50.10:

Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17.2 hereof where the holders of such Shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with Public Shares on a Business Combination.